Exhibit 99.1

2017-08-24

PRESS RELEASE

Oasmia Pharmaceutical publishes the Annual Report for 2017/2018

Oasmia Pharmaceutical’s Annual Report for the fiscal year 2017/2018 is now available at the company’s website, www.oasmia.com.

For further information, please contact:

Anders Blom, CFO

Tel : +46 (0)18 – 50 54 40

E-mail: anders.blom@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose under the EU Market Abuse Regulation (MAR) and the Securities Markets Act. The information was submitted for publication, through the agency of the contact person set out above, at 7.00 pm CET on August 24, 2018.